Exhibit 99.1

Aurora Repurchases ~$22 Million Principal Amount of Convertible Notes, Saving $1.2 Million in Annualized Interest Payments and Leaving ~$79 Million (US$59) of Notes Outstanding; Balance Sheet Remains Among Strongest in Canadian Cannabis Industry

NASDAQ | TSX: ACB

EDMONTON, AB, April 24, 2023 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, today announced that it has repurchased an aggregate of approximately $22.3 million (US$16.6 million) principal amount of its convertible senior notes ("Notes") in multiple transactions since the start of April 2023 at a total cash cost, including accrued interest, of $16.7 million (US$12.4 million) and $5.3 million (US$4.0 million), including accrued interest, satisfied by the issuance of an aggregate ~6.35 million common shares of Aurora. In total, these transactions will save Aurora $2.6 million in annualized interest payments. Following completion of these repurchases, Aurora will have approximately $79 million (US$59 million) of Notes outstanding.

The purpose of the transactions was to reduce the Company's debt and annual cash interest costs, reinforcing our commitment to financial discipline. Aurora has repurchased an aggregate of approximately $385 million (US$286 million) principal amount of its convertible senior notes since December 2021, resulting in annual cash interest savings of approximately $21 million (US$16 million).

Aurora's balance sheet remains amongst the strongest in the Canadian cannabis industry. Having achieved the goal of Adjusted EBITDA Profitability for the quarter ended December 31, 2022, Aurora expects to continue to focus on profitable growth in both global medical and Canadian adult use markets.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's commitment to financial discipline, including the repurchase of notes, future interest savings, and balance sheet strength, and the Company's continued focus on profitable growth in both global medical and Canadian adult use markets.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:15e 24-APR-23